Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

The following is an article published by a third-party on October 10, 2014:
Knightsbridge and Golden Ocean merger "only the beginning", says John Fredriksen
New Golden Ocean Group will have a fleet of 72 bulkers, including 46 capesizes, but will continue to consolidate through acquisitions, says the company's largest shareholder
A deal to merge John Fredriksen's bulker companies, Knightsbridge Shipping and Golden Ocean Group, shows the enlarged outfit has a strategic and focused main shareholder, says chief executive Herman Billung.
The new Golden Ocean Group will have a fleet of 72 bulkers — half of which half are newbuildings — including 46 capesizes.
It is expected that the company will continue to be a consolidator in the bulker business.
Fredriksen told TradeWinds of the proposed merger: "Oh, this is not such a big thing, this is only the beginning."
In May, when TradeWinds interviewed Fredriksen for his 70th birthday, he said it would be "possible to consider merging the two companies — in many ways it would make sense".
Asked now whether the new Golden Ocean will be the only bulker company for him, Fredriksen said: "That depends on how big we get."
It is only five years since Fredriksen saved Golden Ocean, which was running out of cash, due to the rates crash and counterparty defaults. Since then, Billung says, the freight market has been through several cycles.
"Despite the market now being bad, we have now got a fantastic opportunity," Billung said, expecting the merger to be completed either in December or January.
Knightsbridge is a pure capesize company, while Golden Ocean has ships from supramaxes to capesizes.
Billung says size and liquidity rather than segments are more important to investors.
"It is important to be able to serve our customers in all markets, so I believe we should be in all segments apart from handysize which is more industrial," he said.
As regards the role as consolidator, Billung does not think pooling is as much of an option as it is for tankers.
"I believe more in consolidation through assets," he said. "In these difficult markets, it is likely fleets will come up for acquisition."
The prime listing for Golden Ocean will be in New York, where Knightsbridge already trades, but the company will keep Oslo as a secondary listing — and Billung will not move from his office in the Norwegian capital
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
Forward-looking statements include, without limitation, statements regarding:
•   The effectuation of the transaction between Knightsbridge and Golden Ocean described above;
•   The delivery to and operation of assets by Knightsbridge;
•   Knightsbridge's and Golden Ocean's future operating or financial results;
•   Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•   Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Knightsbridge and Golden Ocean believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge and Golden Ocean, Knightsbridge and Golden Ocean cannot assure you that they will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the views of Knightsbridge and Golden Ocean, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Knightsbridge's and Golden Ocean's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's and Golden Ocean's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Knightsbridge and Golden Ocean disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.